CHRISTIANA BANK & TRUST

NATIONAL PENN BANCSHARES, INC.

Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Christiana Bank & Trust Company
Filer’s Commission File No.: 000-22537-01
National Penn Bancshares, Inc.
Announces Acquisition
June 26, 2007

Safe Harbor Regarding Forward Looking Statements
This release contains forward-looking information about National Penn Bancshares, Inc., Christiana Bank & Trust
Company and the combined operations of National Penn Bancshares, Inc. and Christiana Bank & Trust Company
after the completion of the transactions described in the release that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.
Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should,'' "project," "plan,'' "seek,"
"intend,'' or "anticipate'' or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies and their subsidiaries. National Penn Bancshares and Christiana Bank &
Trust caution readers not to place undue reliance on these statements.
National Penn Bancshares and Christiana Bank & Trust’s businesses and operations, as well as their combined business and operations following the completion of the transactions described in the release, are and will be subject to a variety of risks, uncertainties and other factors. Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: ineffectiveness of their business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing  financial  products and services;  interest rate movements;  changes in Delaware law;  inability
to  achieve  merger-related  synergies;   difficulties  in  integrating  distinct  business  operations,   including   information
technology difficulties; disruption from the transaction making it more difficult to maintain relationships with customers and employees, and challenges in establishing and maintaining operations in new markets. The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in National
Penn Bancshares’ Annual Report on Form 10-K for the fiscal year ended December 31, 2006. See “Additional
Information About This Transaction” below. Neither National Penn Bancshares nor Christiana Bank & Trust makes any commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Additional Information About This Transaction
National Penn Bancshares intends to file a registration statement on Form S-4 in connection with the transaction, and together with Christiana Bank & Trust, intends to mail a proxy statement/prospectus to Christiana Bank & Trust shareholders in connection with the transaction. Shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn Bancshares, at the SEC's web site at
www.sec.gov. A free copy of the proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn Bancshares or Christiana Bank & Trust, by directing the request to either of the following persons:
Sandra L. Spayd                                                       Chris J. Cusatis
Corporate Secretary                                                 SVP and Chief Financial Officer
National Penn Bancshares, Inc.                             Christiana Bank & Trust Company
Philadelphia and Reading Avenues                      3801 Kennett Pike
Boyertown, PA 19512                                             Greenville, DE 19807
(610) 369-6202                                                          (302) 888-7730

Overview
● Headquartered in Greenville, DE, just outside of Wilmington
● Opened for business in February 1994
● 58 employees
● Financial Highlights:

- Total trust assets under administration of $2.8 billion

- Total banking assets of $166 million

- 2006 ROAA of 1.55%

- 2006 ROAE of 14.5%

- Fee income as a % of total revenue of 43.5%

Key Transaction Benefits
● Growth: Adds another high growth business to our franchise
● Revenue Diversification: Contributes to the goal of
diversifying our revenue base
● Delaware Entry Point: Gains National Penn a geographic
presence in Delaware; a demographically attractive region
immediately adjacent to National Penn’s existing coverage
areas

REVENUE GROWTH
20.2% CAGR
REVENUE
($'s in millions)
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$-
$5.9
$6.5
$7.5
$9.5
$12.2
2002
2003
2004
2005
2006

Transaction Rationale: Revenue Growth
         Christiana Bank & Trust Company

EARNINGS GROWTH
46.6% CAGR
NET INCOME
($'s in millions)
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$-
$0.5
$0.7
$1.0
$1.5
$2.5
2002
2003
2004
2005
2006

Transaction Rationale: Earnings Growth
         Christiana Bank & Trust Company

FEE INCOME as a % of TOTAL REVENUE
(Full Year 2006 Results)
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
43.5%
30.4%
31.1%
Christiana
NPBC
Pro-forma Combined

Transaction Rationale: Revenue Diversification

REVENUES FROM TRUST AND ASSET MANAGEMENT
(Full Year 2006 Results)
$25.0
$20.0
$15.0
$10.0
$5.0
$-
($'s in Millions)
$14.0 Mil.
$5.1 Mil.
+36%
$19.1 Mil.
NPBC
Christiana
Pro-forma Combined

Transaction Rationale: Revenue Diversification

ASSETS UNDER MANAGEMENT
as of March 31, 2007
($'s in Billions)
$2.5
$2.0
$1.5
$1.0
$0.5
$-
$1.6 Bil.
$300 Mil.
+18%
$1.9 Bil.
NPBC
Christiana
Pro-forma Combined

Transaction Rationale: Revenue Diversification

TRUST ASSETS UNDER ADMINISTRATION
as of March 31, 2007
($'s in Billions)
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$-
$1.1 Bil.
$2.3 Bil.
+210%
$3.5 Bil.
NPBC
Christiana
Pro-forma Combined

Transaction Rationale: Revenue Diversification

OVER $5.0 BILLION

IN COMBINED TRUST AND ASSETS UNDER MANAGEMENT

as of March 31, 2007

($'s in Billions)
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
$2.7 Bil.
$2.6 Bil.
+97%
$5.4 Bil.
NPBC
Christiana
Pro-forma Combined

Transaction Rationale: Revenue Diversification

Transaction Rationale: Revenue Diversification
● Delaware Statutory Trusts
● Insurance trusts
● Like-kind exchanges
● Commercial domicile “entity”
services
● Special Purpose Entities
(SPE’s)/Securitizations
● Asset management
● Dynasty Trusts
● Rabbi Trusts
● Portfolio custody
Key services offered by Christiana to corporations,
individuals, government entities, foundations and
endowments:

Transaction Rationale: Revenue Diversification

"The Delaware Advantage"
● Taxation of non-resident
beneficiaries
● Liability protection with a
Delaware asset protection
trust
● State death taxes
● Court of Chancery
● Accountings
● Spendthrift protection
● Investment flexibility
● Perpetuities period
● Delegation of investment
responsibility
Based upon current interpretation of Delaware law; such laws are subject to change in the future.

Centre County
Northampton
Bethlehem
Lehigh
Pennsylvania
Allentown
Berks
Boyertown
Doylestown
Reading
Bucks
Pottstown
Montgomery
Lancaster
West Chester
Philadelphia
Chester
Delaware
Oxford
New Jersey
Delaware
Maryland

National Penn Bank
FirstService Bank
HomeTowne Heritage Bank
Nittany Bank
Peoples Bank of Oxford
Christiana Bank & Trust
Transaction Rationale:
Gain Access to
Delaware

MEDIAN HH INCOME
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$-
+20%
+20%
+23%
PA
New Castle County, DE
Greenville, DE
2006 Current
2011 Projected
SOURCE: ESRI

Christiana is based in
one of the most
affluent, fastest
growing areas of
Delaware
Transaction Rationale:
Gain Access to Delaware

PER CAPITA INCOME
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$-
+24%
+23%
+31%
PA
New Castle County, DE
Greenville, DE
2006 Current
2011 Projected
SOURCE: ESRI

Christiana is based in
one of the most
affluent, fastest
growing areas of
Delaware
Transaction Rationale:
Gain Access to Delaware

Transaction Summary
● Total transaction value:       $56.5 million
● Implied consideration:         $37.85 per share
● Consideration:                    80% stock and 20% cash
● Due diligence:                    Completed
● Required approvals:    Christiana shareholders and
                                                                                                        customary regulatory approvals
● Termination fee:                  $3.0 million
● Anticipated closing:             First quarter 2008

Transaction Summary (continued)
● Price/LTM EPS:    23.1
● Price/Book Value:    2.84
● Cost Savings:                Approximately $1.1 million, or 12.9% of Christiana’s 2006 expense base
● Accretion:                      Accretive to National Penn’s earnings per share
                                                                                                           in the second full year of combined operations

Post Merger Structure
● Christiana to become a wholly-owned subsidiary of National
Penn Bancshares, Inc.
● The Christiana name and its status as a State of Delaware
chartered bank and trust company will be retained
● Zissimos Frangopoulos will remain as president and chief
executive officer of Christiana Bank & Trust

Post Merger Structure (continued)
● Thomas A. Campbell, Executive Vice President, Trust, will
continue in his current role in leading the successful Trust function following the merger
● All present members of Christiana’s board anticipated to
continue as directors of Christiana after the merger, with
National Penn naming additional members at closing

Summary
● Growth:
– Adds another high growth business to our franchise
– Accretive to earnings per share
– Adds to our earnings growth rate over time
● Revenue Diversification:
– Contributes to the goal of diversifying our revenue base
● Delaware Entry Point:
– Gains National Penn a geographic presence in Delaware; a
demographically attractive region immediately adjacent to
National Penn’s existing coverage areas

Appendix I:  Delaware Advantage
Accounting:
In Delaware, trustees of inter vivos trusts are not required to perform periodic accountings, and testators can relieve the
trustee of a testamentary trust from periodic accountings. If a court proceeding is needed for any reason, the court may,
upon request, seal the record so that neither the proceeding nor the trust instrument becomes a matter of public record.
Delaware provides complete privacy and confidentiality to
trust grantors and their heirs. The cost of any accountings
performed to obtain release from a trust’s beneficiaries must be born by the trustee, rather than by the trust.
SpendthriftProtection:
Delaware affords unusual protection for income and principal interests of a trust. A trust established with a spendthrift clause provides the maximum protection against creditors. A
Delaware statute gives additional protection to trusts
administered by a corporate trustee. Even without a specific spendthrift provision in the trust document, a beneficiary’s creditors cannot attach the beneficiary's trust if the trustee is a
Delaware bank. In addition there is no limit on the amount that can be sheltered from creditor’s claims.
InvestmentFlexibility:
Delaware employs a “Prudent Investor” standard for fiduciary investments. An asset that might otherwise be deemed
imprudent on its own may, in the context of the portfolio as a whole, be permissible if it means a beneficiary’s desired
income or capital gains objectives. No special language
authorizing specific non-fiduciary investments is required.
Perpetuities Period:
Delaware’s law governing the time that a trust may hold
personal property allows an individual to pass wealth to
multiple generations without incurring federal estate and gift taxes. Personal property may be held in trust forever. For a particular parcel of real property, Delaware provides for a
110-year perpetuities period in lieu of the more usual common law period. This period may begin again on a beneficiary’s
exercise of a limited power of appointment, making the
establishment of a generation skipping or dynasty trust in
Delaware particularly attractive.
Based on current interpretation of Delaware law; such laws are subject to change in the future.

Appendix I:  Delaware Advantage (continued)
Delegation of Investment Responsibility:
A trustee under Delaware law may delegate investment
responsibility to an investment adviser, who is considered to have a fiduciary responsibility to beneficiaries on investment matters. However, an investment adviser has no responsibility for the non-investment activities of the trustee. This statute facilitates the use of an outside money manager by allowing
the trustee to follow the direction of that manager without
breaching the trustee’s fiduciary responsibility.
Taxation of Non-Resident Beneficiaries:
Delaware does not tax a trust where income is accumulated or paid out to a beneficiary who is a non-resident of Delaware.
Capital gains are also not taxed to non-resident beneficiaries.
Delaware also has no personal property or intangible taxes
that apply to personal trust arrangements.
State Death Taxes:
Delaware does not impose inheritance taxes on a
non-resident decedent’s stocks, bonds and cash. Delaware’s
unlimited marital deduction and a $2,000 per person
exemption on property passing to descendants, offset
inheritance taxes that might otherwise be due because of real estate owned by a non-resident decedent in Delaware.
Court of Chancery:
The Delaware Court of Chancery established in 1750,
provides over 200 years of legal precedent, a sophisticated
judiciary and a reputation for consistency and predictability. It provides a significant advantage over many jurisdictions. The
Court of Chancery because of its unique role as a commercial court has demonstrated, time and again, an ability to respond quickly to critical issues.
Liability Protection with a Delaware Asset Protection Trust:
Delaware’s Qualified Dispositions in Trust Act permits an
individual to create an irrevocable Delaware trust which
should offer protection from creditors claims. This statute
offers an alternative to an offshore trust which is subject to foreign law, foreign judicial systems, punitive changes in
federal tax law and geographic remoteness. Delaware
provides an onshore alternative for individuals potentially
subject to costly lawsuit without relinquishing complete control of trust assets.
Notice to Beneficiaries:
Certain jurisdictions require giving notice to beneficiaries.
Delaware has no such requirement.
 Based on current interpretation of Delaware law; such laws are subject to change in the future.

Additional Information About This Transaction
National Penn Bancshares intends to file a registration statement on Form S-4 in connection with the transaction, and together with Christiana Bank & Trust, intends to mail a proxy statement/prospectus to Christiana Bank & Trust shareholders in connection with the transaction. Shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn Bancshares, at the SEC's web site at
www.sec.gov. A free copy of the proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn Bancshares or Christiana Bank & Trust, by directing the request to either of the following persons:
Sandra L. Spayd                                                          Chris J. Cusatis
Corporate Secretary                                                      SVP and Chief Financial Officer
Philadelphia and Reading Avenues              3801 Kennett Pike
National Penn Bancshares, Inc.           Christiana Bank & Trust Company
Boyertown, PA 19512                                                  Greenville, DE 19807
(610) 369-6202 (302) 888-7730